PETER HAMBRO MINING PLC

11, GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: http://www.peterhambro.com [redacted]e@peterhambro.com

7th December 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

RE: Peter Hambro Mining Plc
Exemption No. 082-34734

Dear Sir or Madam:

Enclosed is the following information required to be furnished by Peter Hambro Mining Plc to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

Announcements of:

- 29th November 2005

Yours faithfully,

PETER HAMBRO MINING PLC

By:

Karolina Subczynska
In-House Legal Counsel

PETER HAMBRO MINING PLC
11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901
Website: http://www.peterhambro.com Email: corporate@peterhambro.com

Press Release

Holdings in Company

29th November 2005

Peter Hambro Mining plc ("the Company" or "PHM") was notified on 28th November of the following dealings in ordinary shares in the Company ("Shares") by entities in which Peter Hambro, a director of the Company, is interested. The changes in the shareholdings of these entities are due to the restructuring of the holdings of various Peter Hambro related interests and thus were made by way of gift. These transfers do not involve any parties not connected with Peter Hambro. The beneficial interest of Peter Hambro in the Company Shares has not changed, and remains at a total of 5,241,099 Shares, which represents 6.34 per cent. of the total issued share capital of the Company.

The following transfers resulting in the following holdings were notified:

H&H Mining (Investments) Limited gifted 2,493,399 Shares to Petropavlovsk Limited and now holds 250,000 Shares, thus no longer holding a notifiable interest in the share capital of the Company.
Petropavlovsk Limited gifted 4,991,099 Shares to Nemofield Limited and now holds no Shares.
Following these gifts Nemofield Limited holds 4,991,099 Shares, which represents 6.32 per cent. of the total issued share capital of the Company.
H&H Mining (Investments) Limited, Petropavlovsk Limited and Nemofield Limited are all entities associated with Peter Hambro.

The resultant holdings are as follows:

Peter Hambro associated entity	Pre restructuring holdings	Post restructuring holdings
H&H Mining (Investments) Limited	2,743,399 shares	250,000 shares
Petropavlovsk Limited	2,497,700 shares	---
Nemofield Limited	---	4,991,099 shares
Total Peter Hambro beneficial interest in PHM		5,241,099 shares = 6.34 per cent. of PHM

PETER HAMBRO MINING PLC

On 28th November 2005 the Company was also notified by Landsdowne Partners Limited that, as a result of a purchase of shares, it now holds 4,772,342 Ordinary Shares in the Company on behalf of client funds that it manages. This holding represents 6.04 per cent. of the total issued share capital of the Company.

Enquiries:

Alya Samokhvalova	Peter Hambro Mining plc +44 (0) 20 7201 8900
Tom Randell/Maria Suleymanova	Merlin +44 (0) 20 7653 6620